SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PRESS RELEASE

Onyx awarded 10-year contract extension for Miami-Dade County‘s
Resources Recovery Facility

Paris, October 7th, 2004. Onyx - the waste management division of Veolia Environnement - has been awarded a ten-year contract extension to continue its operation, maintenance and management of the Miami-Dade County Resources Recovery Facility - the largest capacity resource recovery plant in the world.

Under the new contract terms, Onyx and its 200 employees will run the county's state-of-the-art and environmentally sensitive waste management plant until 2023. The ten-year contract extension will generate an additional $800 million in revenue for Onyx.

The plant processes 1.2 million tons of waste and recycles 270,000 tons per year (aluminum, steel and other recyclable metals, high-grade soil, biomass wood fuel). The Miami-Dade Resources Recovery facility generates annually up to 76 megawatts of renewable energy.

Through this new commercial award Onyx continues to demonstrate its capacity to significantly develop it operations through internal growth in the North American market.

The plant, since the original contract initiated in 1985, has won numerous industry recognition and awards. The Miami-Dade Resources Recovery facility is one of only six registered ISO 14001 sites in Florida since 2000. Onyx has implemented and must adhere to an Environmental Management System that integrates the management of environmental activities into everyday activities.

Onyx North America (ONA) is the only operator present in the United States offering the full range of hazardous and non-hazardous, solid and liquid waste management services. ONA has four divisions: Onyx Waste Services (No 4 in solid waste management), Onyx Industrial Services (No 1 in industrial cleaning and maintenance services), Onyx Environmental Services (No 2 in hazardous waste management) and Onyx Montenay Power (No 4 in waste-to-energy incineration plants). ONA reported 2003 sales of 1.2 billion euros (21% of Onyx's sales).

Onyx is the world's second largest waste management company with sales of 5.9 billion euros in 2003, 68,000 employees and activities in 33 countries. It is the Waste Management Division of Veolia Environnement.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

     Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67
US Investor contact: Brian Sullivan - Tel +(1) 941 362 24 35
Press release also available on our web site: http://veoliaenvironnement-finance.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2004

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer